UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

LATTICE SEMICONDUCTOR CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

518415104
(CUSIP Number)

Zheng Bo
Tsinghua Unigroup International Co., Ltd.
F6 Unis Plaza
Tsinghua Science Park
Haidian District, Beijing, PRC 100084
Telephone:  (86-10) 8215.9239

with a copy to:
J. Warren Gorrell, Jr.
Joseph E. Gilligan
Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	518415104	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Tsinghua Unigroup International Co., Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

10,295,154

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

10,295,154

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,295,154

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.65%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP NO.	518415104	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Tsinghua Unigroup Capital Management Co., Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

10,295,154

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

10,295,154

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,295,154

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.65%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP NO.	518415104	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Tsinghua Unigroup Co., Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

10,295,154

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

10,295,154

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,295,154

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.65%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

Explanatory Note
This Amendment No. 2 (the "Amendment") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 13, 2016, as amended by Amendment No. 1 to Schedule 13D filed on April 29, 2016 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 is hereby amended and restated in its entirety as follows:
The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 10,295,154, consisting entirely of shares of Common Stock for which an aggregate consideration of approximately $58,600,631, has been paid. The source of the funds used to purchase the shares described above is working capital of the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (b) and (c) are hereby amended and supplemented as follows:
(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. The aggregate percentage of shares of Common Stock owned by the Reporting Persons is based upon 118,994,539 shares of Common Stock outstanding as of February 26, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2016.

As of the date of this Amendment, Tsinghua International beneficially owns 10,295,154 shares of Common Stock, which represents approximately 8.65% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
Tsinghua Capital, as the direct parent company of Tsinghua International, also may be deemed to beneficially own the 10,295,154 shares of Common Stock.
Tsinghua Unigroup, as an indirect, but controlling parent of Tsinghua International, also may be deemed to beneficially own the 10,295,154 shares of Common Stock.
Zhao Weiguo is the Chairman of the Board of Directors of Tsinghua Unigroup and a director of each of Tsinghua Capital and Tsinghua International.  Mr. Zhao expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Tsinghua Unigroup, Tsinghua Capital and Tsinghua International.

(b) Each of Tsinghua Unigroup, Tsinghua Capital and Tsinghua International may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of an aggregate of 10,295,154 shares of Common Stock.
(c) Since the filing of Amendment No. 1 to the Schedule 13D, the Reporting Persons have purchased additional shares of Common Stock as set forth in Annex A and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit Number	Description
99.1	Joint Filing Agreement, dated May 9, 2016, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated:  May 9, 2016

Tsinghua Unigroup International Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Director

Tsinghua Unigroup Capital Management Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Chairman

Tsinghua Unigroup Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Chairman

ANNEX A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Date of Transaction	Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)
April 29, 2016	Open Market Purchase	517,758	5.53
May 2, 2016	Open Market Purchase	55,362	5.56
May 3, 2016	Open Market Purchase	197,063	5.54
May 4, 2016	Open Market Purchase	148,752	5.51
May 5, 2016	Open Market Purchase	465,185	5.49
May 6, 2016	Open Market Purchase	350,497	5.31

Exhibit 99.1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
The undersigned hereby agree as follows:
(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them.
(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that none of them is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
(iii) This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Date: May 9, 2016

Tsinghua Unigroup International Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Director

Tsinghua Unigroup Capital Management Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Chairman

Tsinghua Unigroup Co., Ltd.

By:	/s/ ZHAO Weiguo
Name:	ZHAO Weiguo
Title:	Chairman